SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

04021036

SEC MAIL PROCESSING
RECEIVED
MAR 25 2004
WASH. D.C. 187 SECTION

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Air Products and Chemicals, Inc.
(Exact Name of Registrant as Specified in Charter)

0000002969
(Registrant CIK Number)

Form 11-K for fiscal year ended 9/30/03
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

1-4534
(SEC File Number)

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Allentown, Commonwealth of Pennsylvania, 18195-1501, March 24, 2004.

AIR PRODUCTS AND CHEMICALS, INC.
(Registrant)

By: [signature]
W. Douglas Brown
Vice President, General
Counsel and Secretary
(Title)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2003
or

__ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission file number 1-4534

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

**AIR PRODUCTS AND CHEMICALS, INC.
RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN**

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

**AIR PRODUCTS AND CHEMICALS, INC.
7201 HAMILTON BOULEVARD
ALLENTOWN, PA 18195-1501**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Air Products and Chemicals, Inc.
(Registrant)

Dated: March 24, 2004

By: [signature]

W. Douglas Brown
Vice President, General
Counsel and Secretary

AIR PRODUCTS AND CHEMICALS, INC.
RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN

Financial Statements and Schedules

30 September 2003 and 2002

(With Independent Auditors' Report Thereon)

AIR PRODUCTS AND CHEMICALS, INC.
RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN

Table of Contents

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Report

Air Products and Chemicals, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Air Products and Chemicals, Inc. Retirement Savings and Stock Ownership Plan (the Plan) as of 30 September 2003 and 2002, and the related statements of changes in assets available for benefits for the years then ended, and the supplemental schedule as of 30 September 2003 and 2002. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the plan as of 30 September 2003 and 2002, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of 30 September 2003 and 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's *Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974.* The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

27 February 2004

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Consent

Air Products and Chemicals, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-99497) of Air Products and Chemicals, Inc. of our report dated 27 February 2004 with respect to the statements of net assets available for benefits of the Air Products and Chemicals, Inc. Retirement Savings and Stock Ownership Plan as of 30 September 2003, and the related statement of changes in the net assets available for benefits for the year then ended, and the supplemental schedule of assets held for investment purposes, included in this Form 10-K/A, Amendment No. 1 to the Annual Report on Form 10-K of Air Products and Chemicals, Inc., for the year ended 30 September 2003.

KPMG LLP

Philadelphia, Pennsylvania
19 March 2004

AIR PRODUCTS AND CHEMICALS, INC.
RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

30 September 2003 and 2002

(In thousands)

	2003	2002
Assets:		
Investments:		
Money Market Fund	$ 22,647	26,486
Fixed Income Securities Fund	205,806	175,999
Short-Term Corporate Bond Fund	23,613	19,465
Balanced Fund	79,698	59,298
Index Stock Fund	92,065	70,890
Growth and Income Stock Fund	159,473	123,933
Growth Stock Fund	34,096	26,350
International Stock Fund	29,466	22,889
Growth and Income Stock Fund II	11,554	7,700
Small Capitalization Equity Fund	32,288	19,121
Company Stock Fund - ESOP	374,673	384,902
Company Stock Fund - Current Year	19,617	—
Total investments	1,084,996	937,033
Receivables:		
Employee contribution receivable	3,125	2,959
Employer contribution receivable	1,072	1,028
Accrued interest and dividends	2,846	2,756
Total receivables	7,043	6,743
Participants loans receivable	19,074	19,414
Total assets	1,111,113	963,190
Liabilities:		
Payables and accrued liabilities	(6,319)	(2,187)
Total liabilities	(6,319)	(2,187)
Net assets available for benefits	$ 1,104,794	961,003

See accompanying notes to financial statements.

AIR PRODUCTS AND CHEMICALS, INC.
RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended 30 September 2003 and 2002

(In thousands)

		2003	2002
Contributions:			
Employee	$	40,990	39,848
Employer		13,834	14,162
		54,824	54,010
Investment income:			
Interest		11,433	11,609
Dividends		14,080	16,540
		25,513	28,149
Distributions to participants		(50,043)	(80,235)
Net appreciation (depreciation) in fair value of investments		114,162	(32,030)
Administrative expenses		(665)	(547)
Net increase (decrease)		143,791	(30,653)
Net assets available for benefits, beginning of year		961,003	991,656
Net assets available for benefits, end of year	$	1,104,794	961,003

See accompanying notes to financial statements.

(1) Description of the Plan

The following description of the Air Products and Chemicals, Inc. Retirement Savings and Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description and the Plan Document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan covering certain full-time and part-time salaried and nonunion hourly employees of Air Products and Chemicals, Inc. (the Company) and designated subsidiaries who have completed at least 30 days of service. Participants of the Plan are entitled to make before-tax contributions and after-tax contributions as allowed by Sections 401(k) and 401(m) of the *Internal Revenue Code*. Effective 1 October 2002, eligible participants are entitled to make catch-up contributions as allowed by Section 414(v) of the *Internal Revenue Code*. Company matching contributions are made under *Internal Revenue Code* Section 401(m). See further discussion below.

(b) Administration

The Plan is administered by the Director of Compensation and Benefits, who is the Employee Retirement Income Security Act of 1974 (ERISA) plan administrator. The Employee Benefit Plans Committee appointed by the board of directors has oversight responsibility for plan administration and investment of plan assets. State Street Bank and Trust Company (State Street) is the trustee of the Plan.

(c) Participation

Subject to certain *Internal Revenue Code* restrictions, participants may elect to contribute from 3% to 16%, in whole percentages, of compensation, as defined in the Plan Document, through payroll deductions subject to certain limitations. The contributions may be made on a before-tax or after-tax basis. The before-tax basis allows a participant to defer recognition of income for federal income tax purposes. Effective 1 November 2002, the limit on the amount of pay participants may contribute to the Plan on a before-tax basis was increased to 50% subject to certain *Internal Revenue Code* restrictions. The maximum after-tax contribution remains at 16%. Effective 1 October 2002, participants who are at least age 50 before the close of the calendar year may make catch-up contributions in accordance with, and subject to the limitations of, *Internal Revenue Code* Section 414(v). The Company will match certain contributions as follows:

- 75 cents for each one dollar of the first 3% of base pay that is contributed if it is before-tax, plus
- 25 cents for each one dollar of the next 1%, 2%, or 3% of base pay that is contributed either before-tax or after-tax

Catch-up contributions are not eligible for Company matching contributions.

(Continued)

(d) ***Contribution Percentage Changes***

Contribution percentage changes must be submitted by 4 p.m. (Eastern Time) on the last New York Stock Exchange (NYSE) business day on or before the 15th of the month to be effective in the first pay of the following month.

(e) ***Rollovers***

A participant or any other employee who is entitled to make a "rollover contribution" to the Plan under the *Internal Revenue Code* may make a cash contribution to the Plan of all or a portion of any such rollover contribution amount.

(f) ***Withdrawal Provisions***

Upon application no sooner than 12 months after any earlier withdrawal by him or her,

(a) a participant may withdraw all or a portion of his or her after-tax contributions and earnings thereon at any time.

(b) after withdrawing all amounts credited to his or her after-tax accounts described in subparagraph (a), a participant may withdraw any matured Company matching contributions, that is, Company matching contributions and earnings thereon that have been credited to his or her accounts for two years after the end of the plan year.

(c) after withdrawing all amounts credited to his or her after-tax accounts described in subparagraph (a) and in his or her matured Company matching contributions accounts described in subparagraph (b) above, a participant may withdraw before-tax contributions upon

  (i) attaining age 59-1/2 or

  (ii) providing satisfactory evidence that the withdrawal is required on account of a "hardship." Hardship withdrawals will be limited to situations in which a participation has an immediate and heavy financial need and a distribution from the Plan is necessary to meet that need. A Plan loan must be pursued first. A hardship withdrawal may be made without regard to whether any other withdrawal has occurred within the last 12 months and will result in the suspension of the right to participate in the Plan for the next 6 months. A hardship withdrawal cannot include earnings accrued after 31 December 1988.

Participants have no right to withdraw any unmatured Company matching contributions or any earnings thereon. The matching contributions in the Plan mature two years after the end of the plan year during which they are added to a participant's account.

A participant, upon separation of employment, is entitled to receive all amounts credited to his or her account, including before-tax, after-tax, and Company matching contributions. This distribution will automatically occur on or about 60 days after the end of the month employment ends if the participant's account balance is less than $5,000 or for any outstanding loan balance, which is not paid off within the 60 days. Participants may elect to roll distributions over directly into another qualified plan or Individual Retirement Account. Otherwise, distribution of the participant's account balance will be deferred until the earlier of age 70-1/2, death, or written election to initiate a distribution of amounts in the participant's plan account.

(g) ***Participant Loans***

The trustee may make a loan or loans to any participant upon his or her electronic request through the plan administrator. The loan may be made in an amount that when added to the outstanding balance of any other loan, will not exceed the lesser of $50,000 reduced by any loan amounts repaid during the preceding year, or one-half of the present value of the plan benefit of the participant. The loan must be adequately secured, bear a reasonable interest rate, and be repaid within a maximum of five years, unless such loan is for a principal residence, in which case the loan is to be repaid in a maximum of 25 years.

Loan principal and interest repayments are credited directly to the borrowing participant's plan accounts and invested in accordance with the participant's then-current investment directions. At the time of a participant's termination of employment, the participant must repay the full principal amount remaining in order to avoid a distribution of the loan balance.

(h) ***Investment Directions***

Participants may elect to have their contributions to the Plan invested in the following funds in multiples of 1%, as long as the percentages total 100%:

Money Market Fund (State Street Yield-Enhanced Short-Term Investment Fund) – This fund is structured with high-quality money market instruments and other debt investments offered at longer maturities.

Fixed Income Securities Fund (State Street Stable Fixed Income Fund for Employee Benefit Trusts) – This fund invests in several different investment contracts with insurance companies and banks which provide for return of principal and fixed or variable interest.

Short-Term Corporate Bond Fund (Vanguard Fixed Income Securities Fund – Short-Term Corporate Bond Portfolio) – This fund's bond selection seeks a high level of current income by investing in relatively short maturity investment grade bonds.

Balanced Fund (Dodge & Cox Balanced Fund) – This fund seeks to provide regular income, conservation of principal, and an opportunity for long-term growth of principal and income through investments in a diversified portfolio of common stocks, preferred stocks, bonds, and cash equivalents.

Index Stock Fund (State Street S&P500 Flagship Fund) – This fund seeks to provide investment results that parallel the performance results of the Standard and Poor's 500 Index by investing in common stocks of companies that comprise this index.

Growth and Income Stock Fund (Vanguard/Windsor Fund) – This fund seeks to generate long-term growth of capital as well as income from dividends. This fund invests in common stocks of mid to large companies that are out of favor or undervalued.

Growth Stock Fund (SEI Large Cap Growth Fund) – This fund seeks long-term growth of principal within the arena of large capitalization growth stocks.

International Stock Fund (Templeton Foreign Fund) – This fund seeks long-term capital growth through a flexible policy of investing in stock and debt securities of companies and governments that are outside the United States.

Growth and Income Stock Fund II (Vanguard/Windsor II Fund) – This fund seeks to generate long-term growth of capital as well as income from dividends. This fund invests in common stocks of large companies that are out of favor or undervalued.

Small Capitalization Equity Fund (SEI Small Cap Equity Fund) – This fund seeks long-term capital growth within the arena of small capitalization companies.

Company Stock Fund – ESOP (Common Stock of Air Products and Chemicals, Inc.) – This fund is a nondiversified investment option designed to provide participants with an opportunity to share in the potential growth of Company common stock. On 15 May 2002, the Company Stock Fund was converted to a nonleveraged Employee Stock Ownership Plan (ESOP) within the Plan. This resulted in allowing participants to have dividends reinvested in their Company Stock Fund – ESOP account or to receive quarterly dividend checks.

Company Stock Fund – Current Year (Common Stock of Air Products and Chemicals, Inc.) – This fund is a nondiversified investment option designed to provide participants with an opportunity to share in the potential growth of Company common stock. Current plan year employee contributions and Company match contributions will be invested in this fund. Dividends are automatically reinvested in the Company Stock Fund – Current Year. Participants may not receive quarterly dividend checks related to amounts contributed to this fund during the current plan year. At the end of each plan year, all amounts in the Company Stock Fund – Current Year will be transferred to the Company Stock Fund – ESOP.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level or risk associated within certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and may impact the amounts reported in the statements of net assets available for benefits.

Changes in investments can apply to future contributions or accumulated savings or both. Participants may change the investment direction of their future contributions effective with the current month's contribution if completed by 4 p.m. (Eastern Time) on the last NYSE business day of the current month. A transfer of accumulated savings completed by 4 p.m. (Eastern Time) will be effective the same NYSE business day and will be reflected in the participant's records the next NYSE business day.

Participants may not redirect accumulated savings directly from the Fixed Income Securities Fund to the Money Market Fund or the Short-Term Corporate Bond Fund. Participants age 50 or older may redirect matured Company matching contributions to any of the other funds. Effective 1 October 2002, all participants (regardless of age) may transfer Matured Company Matching Contributions from the Company Stock Fund – ESOP to other investment options in the Plan. Company matching contributions are considered matured two years after the end of the plan year during which they are added to a participant's account.

The fair market value of individual investments that represent 5% or more of the Plan's total net assets available for benefits as of 30 September is as follows:

Investment		2003	2002
		(In thousands)	
Fixed Income Securities Fund (contract value)	$	200,127	162,359
Balanced Fund		79,698	59,298
Index Stock Fund		91,995	70,880
Growth and Income Stock Fund		159,473	123,933
Company Stock Fund - ESOP		364,142	369,413

(2) Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting. The Company has elected to file with the Securities and Exchange Commission financial statements prepared in conformity with guidelines issued under ERISA, as amended.

Purchases and sales are recorded on a trade-date basis.

Net appreciation (depreciation) in fair value of investments includes net realized gains (losses) on disposal of investments and the increase (decrease) in unrealized appreciation (depreciation) of investments during the year. The Fixed Income Securities Fund is stated at contract value while all other investments are stated at current value based on quoted market prices (note 3).

Interest-bearing cash is presented in the applicable fund in which investment resides in the statement of net assets available for benefits. In the schedule of assets (held at end of year), the interest-bearing cash is presented separately as temporary investments.

On 15 May 2002, the Company Stock Fund was converted to a nonleveraged ESOP within the Plan. This resulted in allowing participants to have dividends reinvested in their Company Stock Fund – ESOP account or to receive quarterly dividend checks. Participants may not receive cash dividends related to amounts contributed to the Company Stock Fund – Current Year during the current plan year.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of net assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of plan income and expenses during the reporting period. Actual results could differ from these estimates.

(Continued)

(3) Fixed Income Securities Fund

Contributions made to the Fixed Income Securities Fund are invested in investment contracts with insurance companies and banks. The funds in the portfolio are reported at contract value as the contracts held are deemed fully benefit-responsive. The fair value of the contracts in this portfolio is $213,265,000 and $177,649,000 at 30 September 2003 and 2002, respectively. The crediting interest rate and average yield was 5.05% and 6.03% for the years ended 30 September 2003 and 2002, respectively. The balance on the statement of net assets available for benefits includes cash to be used for the purchase of contracts.

The investment contracts within the Fixed Income Securities Fund provide fixed crediting interest rates for the entire contractual term of the contracts. The Fixed Income Securities Fund's crediting interest rates for the years ended 30 September 2003 and 2002 were 4.75% and 5.50%, respectively.

No valuation reserves were recorded against the Fixed Income Securities Fund at 30 September 2003 and 30 September 2002.

(4) Federal Income Taxes Applicable to the Plan

The Company has received a favorable determination letter from the Internal Revenue Service stating that the Plan, amended and restated as of 20 August 2003, meets the requirements of Section 401(a) of the *Internal Revenue Code.*

(5) Expenses of the Plan

All reasonable third-party fees and expenses for administration of the Plan have been paid out of the Plan trust, including (but not limited to) trustee fees, record-keeping fees, audit fees, proxy voting fees, and communication costs. Such costs are paid from the Plan trust as a basis point charge to the unit value of Plan investment funds. Expenses incident to the management of the securities and other investments in the investment funds are also deducted from or payable out of the income of the respective securities or other investments.

(6) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the entire amount credited to each participant's account will remain fully vested.

(7) Reconciliation of Form 5500

The current value of the Fixed Income Securities Fund at year-end is recorded in the Plan's Form 5500. The contract value of this fund is recorded in the accompanying statements of net assets available for benefits and statements of changes in net assets available for benefits for financial statement purposes.

(Continued)

The following table reconciles both the changes in net assets available for benefits and the net assets available for benefits per the financial statements to the Form 5500 as filed by the Company.

		30 September 2003	
		Changes in net assets available for benefits	Net assets available for benefits
		(In thousands)	
Per financial statements	$	143,791	1,104,794
Prior year Fixed Income Securities Fund adjustment		—	15,291
Current year Fixed Income Securities Fund adjustment		(2,152)	(2,152)
Per Form 5500	$	141,639	1,117,933

(8) Net Change in Fair Value of Investments

The net appreciation (depreciation) in fair values of investments for the years ended 30 September 2003 and 2002 is as follows:

		2003	2002
Money Market Fund	$	98	150
Fixed Income Securities Fund		540	88
Short-Term Corporate Bond Fund		315	(190)
Balanced Fund		9,782	(5,425)
Index Stock Fund		17,447	(19,118)
Growth and Income Stock Fund		38,236	(37,520)
Growth Stock Fund		5,858	(7,814)
International Stock Fund		4,798	(1,511)
Growth and Income Stock Fund II		1,493	(1,903)
Small Cap Stock Fund		6,995	(3,576)
Company Stock Fund - ESOP		27,725	44,789
Company Stock Fund - Current Year		875	—
	$	114,162	(32,030)

(9) Related-Party Transactions

The Plan invests in securities that are investment options of State Street, the trustee of the Plan. The fair value of the assets invested in State Street funds is $344,235,000 and $304,155,000 at 30 September 2003 and 2002, respectively. This represents 31% and 32% of net assets available for plan benefits at 30 September 2003 and 2002, respectively.

The Plan holds employer stock valued at $383,642,000 and $369,413,000 at 30 September 2003 and 2002, respectively. This represents 35% and 38% of net assets available for plan benefits at 30 September 2003 and 2002, respectively.

AIR PRODUCTS AND CHEMICALS, INC.
RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN

Schedules of Assets (Held at End of Year)

30 September 2003 and 2002

(In thousands)

Identity of issue	Description	30 September 2003 Cost	30 September 2003 Current value	30 September 2002 Cost	30 September 2002 Current value
* Money Market Fund					
State Street Yield-Enhanced Short-Term Investment Fund	Money Market Fund Par value	$ 22,647	22,647	26,486	26,486
* Fixed Income Securities Fund Stable Fixed Income Fund for Employee Benefit Trusts	Guaranteed Income Contracts 5.05% and 6.03% (average yield) 2003 and 2002, respectively	200,127	213,265	162,359	177,649
Short-Term Corporate Bond Fund	Mutual Fund Shares				
Vanguard Fixed Income Securities Fund	2,176,326 shares	23,371	23,613	—	—
Short Term Corporate Bond Portfolio	1,805,645 shares	—	—	19,326	19,465
Balanced Fund	Mutual Fund Shares				
Dodge & Cox Balanced Fund	1,182,284 shares	76,526	79,698	—	—
	1,016,766 shares	—	—	66,171	59,298
* Index Stock Fund	Mutual Fund Shares				
State Street S&P500 Flagship Fund	517,951 shares	92,884	91,995	—	—
	496,671 shares	—	—	91,034	70,880
Growth and Income Stock Fund	Mutual Fund Shares				
Vanguard/Windsor Fund	3,305,132 shares	172,074	159,473	—	—
	3,384,289 shares	—	—	179,583	123,933
Growth Stock Fund	Mutual Fund Shares				
SEI Large Cap Growth Fund	2,162,095 shares	58,706	34,096	—	—
Fidelity Advisory Growth Opportunities Fund	2,031,600 shares	—	—	61,887	26,350
International Stock Fund	Mutual Fund Shares				
Templeton Foreign Fund	3,307,709 shares	29,031	29,466	—	—
	2,843,332 shares	—	—	27,912	22,889
Growth and Income Stock Fund II	Mutual Fund Shares				
Vanguard Windsor II Fund	276,682 shares	12,120	11,554	—	—
	217,514 shares	—	—	10,092	7,700
Small Capitalization Equity Fund	Mutual Fund Shares				
SEI Small Cap Fund	2,492,357 shares	32,019	32,288	—	—
	1,996,905 shares	—	—	26,547	19,121
* Company Stock Fund - ESOP	Common Stock				
Air Products and Chemicals, Inc.	8,074,103 shares	220,067	364,142	—	—
	8,793,460 shares	—	—	201,601	369,413
* Company Stock Fund - Current Year	Common Stock				
Air Products and Chemicals, Inc.	432,379 shares	18,628	19,500	—	—
	0 shares	—	—	—	—
* State Street Bank & Trust Co. Short-Term Investment Fund	Temporary Investments Par value	16,328	16,397	29,130	29,140
Total investments		974,528	1,098,134	902,128	952,324
Participants' loans receivable	5% to 12%	—	19,074	—	19,345
Assets held for investment purposes		$ 974,528	1,117,208	902,128	971,669

* Represents investments with a party-in-interest

See accompanying independent auditors' report.